UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Subject: Appointment of Mr. Louis Theodoor van den Boog as an Executive Director of the Company

The Company, vide Form 6K dated 30th April 2008, had notified the US Securities and Exchange Commission that the Board of Directors of the Company at its Board Meeting held on 29th April 2008 had, inter alia, appointed Mr. Louis Theodoor van den Boog (Loek) as an Executive Director of the Company upto 31st March 2013 subject to the approval of the Shareholders and the Central Government as required under the Companies Act, 1956.

Further to the above, we wish to inform you that the Shareholders of the Company, at their Annual General Meeting held on 26th June 2008, have confirmed the appointment of Mr. Boog as an Executive Director of the Company by passing the following resolution:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269 and 309 and other applicable provisions, if any, of the Companies Act, 1956, and subject to other approvals as may be necessary including the approval from the Central Government, the Members of the Company hereby accord its approval for the appointment of Mr. Louis Theodoor van den Boog as an Executive Director of the Company upto 31 March 2013 on the terms and conditions as set out in the Explanatory Statement.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to vary, alter or modify the different components of the remuneration as may be agreed by the Board of Directors and Mr. Louis Theodoor van den Boog.”

A copy of the appointment letter issued to Mr. Boog is enclosed herewith. No separate Service Agreement is intended to be executed with him.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 30, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary